Corus Group plc

DISCLOSURE OF INTEREST IN SHARES

Corus Group plc (the “Company”) received notification on 2 April 2007 from UBS Investment Bank stating that on 30 March 2007 UBS AG London Branch, had an interest below 3% in the Company.

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